Exhibit 99.1

ARIS MINING PUBLISHES ITS 2023 SUSTAINABILITY REPORT

Vancouver, Canada, August 22, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that it has published its 2023 Sustainability Report, which has been prepared in accordance with the Sustainability Accounting Standards Board (SASB) for the metals and mining industry.

Neil Woodyer, CEO of Aris Mining, commented, “We are pleased to present Aris Mining’s 2023 Sustainability Report. In 2023, we made significant progress in our Environmental, Social, and Governance (ESG) initiatives, adhering to industry best practices for the benefit of our stakeholders. Of particular importance in this regard is our Contract Mining Partners (CMP) program, which contributes over 40% of our current gold production and is vital to our success in Colombia.

By partnering with CMPs, we develop a shared value initiative that not only generates profitability for both parties, but also presents a solution to the environmental and social complexities arising from informal and illegal mining that has historically been an issue in Colombia. By helping to formalize more than 3,000 miners to date and planning to formalize an additional 500 to 1,000 miners in 2024, we are driving responsible and safety focused mining practices that align with government policies, promote economic development, and strengthen the social fabric in the regions in which we operate while exercising due care for the environment. These partnerships represent the future of mining in Colombia and offer sustainable solutions to the challenges associated with informal and illegal mining.”

2023 Sustainability Report Highlights

•	We established a Management Sustainability Committee, reporting directly to the CEO and the Sustainability Committee of the Board, which has facilitated transparent decision-making and oversight of our sustainability initiatives.
•	Our participation in the SASB Standards and the Towards Sustainable Mining (TSM) protocols reflect our commitment to rigorous ESG performance standards.
•	In 2023, we became a member of the United Nations Global Compact, endorsed the United Nations Women's Empowerment Principles and increased the inclusion rate of women in our workforce.
•	We updated our materiality analysis in 2023 to cover both the Marmato Mine and the Segovia Operations.
•	We have created an $11 million trust fund dedicated to the environmental rehabilitation of Marmato, which includes the construction of a water treatment plant to treat industrial wastewater from our operation.
•	We have invested $10.2 million in social and environmental projects, highlighting our commitment to creating shared value in the communities in which we operate and aligning with the United Nations’ Sustainability Development Goals. These investments prioritize education, socioeconomic development, infrastructure, environmental conservation, and gender equity and inclusion.
•	Following the adoption of the Vision Zer000 safety program in 2022, we achieved a 75% reduction in Lost Time Injuries.
•	Continuing with our commitment to academic excellence, we awarded 875 Colibri scholarships at the Spanish / English bilingual school in Segovia, La Salada. The school recently celebrated its first graduation class of over 50 students.

Aris Mining’s 2023 Sustainability Report can be found in the Sustainability section of our website at Sustainability Reports - Aris Mining Corporation (aris-mining.com). We welcome feedback from all stakeholders. Please direct communications or requests for further information to info@aris-mining.com.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion, scheduled for completion in Q1 2025, and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the 51% owned Soto Norte joint venture, where Feasibility level studies are underway on a new, smaller scale development plan, with results expected in early 2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification. Aris Mining promotes the formalization of traditional miners into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

 Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations +1.604.417.2574

Forward-Looking Information

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to formalizing miners and our partnerships with CMPs representing the future of mining in Colombia are forward-looking. When used herein, forward looking terminology such as “expect”, “plan”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and six months ended June 30, 2023, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com